UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                                 FORM 11-K


                               ANNUAL REPORT
                     PURSUANT TO SECTION 15(D) OF THE
                      SECURITIES EXCHANGE ACT OF 1934




(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the fiscal year ended DECEMBER 31, 1997

[ ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934

     For the transition period from            to


                       COMMISSION FILE NUMBER 0-2537

                           OCLI 401(K)/ESOP PLAN



                     OPTICAL COATING LABORATORY, INC.
                                       1
           (Exact name of registrant as specified in its charter)

2789 NORTHPOINT PARKWAY, SANTA ROSA CALIFORNIA                   95407-7397

       (Address of principal executive offices)                  (Zip code)

    Registrant's telephone number, including area code: (707) 545-6440




                                SIGNATURES

OCLI 401(k)/ESOP Plan. Pursuant to the requirements of Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATE: JUNE 30, 1998                OCLI 401(K)/ESOP PLAN



                                   BY: /s/T. ROWE PRICE
                                       Trustee

OCLI 401(K)/ESOP PLAN
FINANCIAL STATEMENTS AS OF AND FOR THE YEARS
ENDED DECEMBER 31, 1997 AND 1996, SUPPLEMENTAL
SCHEDULES AS OF AND FOR THE YEAR ENDED DECEMBER 31,
1997 AND INDEPENDENT AUDITORS' REPORT


SUPPLEMENTAL SCHEDULES
OCLI 401(K)/ESOP PLAN
TABLE OF CONTENTS

                                                                  PAGE

INDEPENDENT AUDITORS' REPORT                                         1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Plan Benefits with
Fund Information as of December 31, 1997 and 1996                  2-3

Statements of Changes in Net Assets Available for
Plan Benefits with Fund Information for the Years Ended
December 31, 1997 and 1996                                         4-5

Notes to Financial Statements for the Years Ended
December 31, 1997 and 1996                                        6-10

SUPPLEMENTAL SCHEDULES:

Item 27a - Schedule of Assets Held for Investment Purposes
as of December 31, 1997                                             11

Item 27d - Schedule of Reportable Transactions for the
Year Ended December 31,1997                                         12


INDEPENDENT AUDITORS' REPORT
Administrative Committee
OCLI 401(k)/ESOP Plan
Santa Rosa, California

We have audited the accompanying statements of net assets available for plan benefits of the OCLI 401(k)/ESOP Plan (the "Plan") as of December 31, 1997 and 1996, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the index are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund in the statements of net assets available for benefits is presented for the purpose of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of the individual funds. These supplemental schedules and supplemental information are the responsibility of the Plan's management. Such supplemental schedules and supplemental information by fund have been subjected to the auditing procedures applied in our audit of the basic 1997 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


June 3, 1998

OCLI 401(K)/ESOP PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION AS OF DECEMBER 31, 1997

[CAPTION]

                           OPTICAL
                           COATING                 T. ROWE     T. ROWE                 T. ROWE    T. R0WE
                           LABORATORY              PRICE       PRICE       T. ROWE     PRICE      PRICE
                           INC.                    STABLE      SPECTRUM    PRICE       EQUITY     MID CAP
                                         TRAVELERS VALUE
                           COMMON        FIXED     COMMON      INCOME      BALANCED    INCOME     GROWTH
                                         INCOME    TRUST
                           STOCK         FUND      FUND        FUND        FUND        FUND       FUND

ASSETS:
Investments at
fair value:

 Common stock              $22,016,601
 Mutual Funds                                                  $344,468    $4,350,332  $4,905,394  $802,530
Investments at
 contract value
 Guaranteed
 investment
 contracts                               $5,775,888 $8,928,579
                           -----------   ---------- ---------- --------    ----------  ----------  --------
Total investments           22,016,601    5,775,888  8,928,579  344,468     4,350,332   4,905,394   802,530
                           -----------   ---------- ---------- --------    ----------  ----------  --------
NET ASSETS
AVAILABLE FOR
 PLAN BENEFITS             $22,016,601  $5,775,888  $8,928,579 $344,468    $4,350,332  $4,905,394  $802,530
                           ===========  ==========  ========== ========    ==========  ==========  ========
See notes to financial statements.

                           T. ROWE       T.ROWE
                           PRICE         PRICE
                           INTERNATIONAL NEW
                           STOCK         HORIZONS      LOANS TO
                           FUND          FUND          PARTICIPANTS   TOTAL
ASSETS:
 Investments at fair
   value:
  Common stock                                                     $22,016,601
  Mutual funds             $450,621      $9,608,697                 20,462,042

  Loans to participants                              $1,741,312      1,741,312
  Investments at
  contract value -
  Guaranteed investment
   contracts                                                        14,704,467
                           --------      ----------  ----------     ----------
Total investments           450,621       9,608,697   1,741,312     58,924,422
                           --------      ----------  ----------     ----------
NET ASSETS AVAILABLE
  FOR PLAN BENEFITS        $450,621      $9,608,697  $1,741,312    $58,924,422
                           ========      ==========  ==========    ===========
See notes to financial statements.


OCLI 401(K)/ESOP PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION AS OF DECEMBER 31, 1996

[CAPTION]

                                             OPTICAL
                                             COATING                  T. ROWE
                                             LABORATORY,  TRAVELERS   PRICE
                                SHORT-TERM   INC.         FIXED       STABLE VALUE
                                INCOME       COMMON       INCOME      COMMON TRUST  LOANS TO
                                FUND         STOCK        FUND        FUND          PARTICIPANTS  OTHER      TOTAL

ASSETS:
Investments at fair value:
  Common stock                               $16,900,638                                                    $16,900,638
  Loans to participants                                                             $1,484,987                1,484,987

Investments at contract
  value - Guaranteed
  investment contracts                                    $5,452,205   $7,806,929                            13,259,134
     Total investments       -----------     ----------   ----------   ----------   ----------   ---------   ----------
                                             16,900,638    5,452,205    7,806,929    1,484,987  31,644,759

Cash and equivalents         $16,396,122                                                $6,793  16,402,915
Due from company                                                                         4,367       4,367
                             ___________     __________   __________   __________  __________   __________   __________
TOTAL ASSETS                  16,396,122     16,900,638   5,452,205     7,806,929   1,484,987       11,160   48,052,041

LIABILITIES:
  Accrued expenses                                                                      4,367        4,367
                             ___________     __________   __________   __________  __________   __________   __________
NET ASSETS AVAILABLE FOR
    PLAN BENEFITS            $16,396,122    $16,900,638   $5,452,205   $7,806,929  $1,484,987       $6,793  $48,047,674
                             ===========    ===========   ==========   ==========  ==========   ==========  ===========
See notes to financial statements.


OCLI 401(K)/ESOP PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION ASOF DECEMBER 31, 1997
[CAPTION]

                                         OPTICAL
                                         COATING                   T. ROWE    T. ROWE                T. ROWE   T. ROWE
                                         LABORATORY,   TRAVELERS   PRICE      PRICE      T. ROWE     PRICE     PRICE
                           SHORT-TERM    INC.          FIXED       COMMON     SPECTRUM   PRICE       EQUITY    MID CAP
                           INCOME        COMMON        INCOME      TRUST      INCOME     BALANCED    INCOME    GROWTH
                           FUND          STOCK         FUND        FUND       FUND       FUND        FUND      FUND

ADDITIONS TO NET ASSETS
  ATTRIBUTED TO:
  Contributions:
    By the Company                       $589,184                  $128,367   $ 4,936    $ 47,625    $ 64,538  $ 22,632
    By participating
       employees                          246,287                   828,516    85,165     324,941     593,748   219,690

  Interest                                             $323,683    $624,164    14,840
  Dividends                                23,176                                         164,028     453,702     8,336
  Net appreciation
   (depreciation) of
   fair value of
   investments              4,733,922                                 8,953   534,243     474,530      80,920
                           ----------   ---------     --------    ---------   -------   ---------   ---------  --------
     Total additions                    5,592,569      323,683    1,581,047   113,894   1,070,837   1,586,518   331,578
                           ----------   ---------     --------    ---------   -------   ---------   ---------  --------
DEDUCTIONS FROM NET
ASSETS ATTRIBUTED TO:
Distributions and
 withdrawals
 to participants                          639,383                   565,378    11,959     160,699     159,917    31,934
                           ----------   ---------     --------    ---------   -------   ---------   ---------  --------
Administrative expenses

Less reimbursed
  by Company
                           ----------   ---------     --------    ---------   -------   ---------   ---------  --------
      Total deductions                    639,383                   565,378    11,959     160,699     159,917    31,934
                           ----------   ---------     --------    ---------   -------   ---------   ---------  --------
NET INCREASE BEFORE
  INTERFUND TRANSFERS       4,953,186     323,683    1,015,669      101,935   910,138   1,426,601     299,644

INTERFUND TRANSFERS      $(16,396,122)    162,777                   105,981   242,533   3,440,194   3,478,793   502,886
                           ----------   ---------     --------    ---------   -------   ---------   ---------  --------
NET INCREASE
 (DECREASE)               (16,396,122)  5,115,963      323,683    1,121,650   344,468   4,350,332   4,905,394   802,530

NET ASSETS AVAILABLE
FOR PLAN BENEFITS:
  Beginning of year       (16,396,122) 16,900,638    5,452,205    7,806,929
                           ----------   ---------     --------    ---------   -------   ---------   ---------  --------
  End of year            $      -     $22,016,601   $5,775,888   $8,928,579  $344,468  $4,350,332  $4,905,394  $802,530
                           ==========  ==========    =========   ==========   =======   =========   =========  ========
See notes to financial statements.



OCLI 401(K)/ESOP PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION AS OF DECEMBER 31, 1997


                          T. ROWE       T. ROWE
                          PRICE         PRICE
                          INTERNATIONAL NEW
                          STOCK         HORIZONS  LOANS TO
                          FUND          FUND      PARTICIPANTS  OTHER   TOTAL

ADDITIONS TO NET
  ASSETS
  ATTRIBUTED TO:

  Contributions:
   By the Company        $ 9,893      $143,816                     $1,010,991
                          92,884       982,813                      3,374,044
   By participating
        employees

Interest                                           $150,080         1,112,767
Dividends                 23,848       233,335                        906,425
Net appreciation
(depreciation) of fair
   value of investments  (41,316)      636,210                      6,427,462
                         -------     ---------     --------        ----------
Total additions           85,309     1,996,174      150,080        12,831,689
                         -------     ---------     --------        ----------
DEDUCTIONS FROM NET ASSETS
ATTRIBUTED TO:
 Distributions and
 withdrawals paid to
 participants             22,899       362,772                      1,954,941

 Administrative expenses                            $66,536            66,536
 Less reimbursed
 by Company                                         (66,536)          (66,536)
                         -------      --------     --------         ---------
 Total deductions         22,899       362,772                      1,954,941

NET INCREASE BEFORE
 INTERFUND TRANSFERS      62,410     1,633,402     150,080         10,876,748

INTERFUND TRANSFERS      388,211     7,975,295     106,245             (6,793)
                        --------     ---------    --------  ------  ---------
NET INCREASE (DECREASE)  450,621     9,608,697     256,325 (6,793) 10,876,748

NET ASSETS AVAILABLE FOR
 PLAN BENEFITS:
 Beginning of year                               1,484,987  6,793  48,047,674
                        --------   ----------   ---------- ------ -----------
 End of yer             $450,621   $9,608,697   $1,741,312 $  -   $58,924,422
                        ========   ==========   ========== ====== ===========
See notes to financial statements.


OCLI 401(K)/ESOP
PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION AS OF DECEMBER 31, 1996

[CAPTION]

                                                                         T.ROWE
                                     OPTICAL                             PRICE
                                     LABORATORY   TRAVELERS  MUTUAL      VALUE
                      SHORT-TERM     INC.         FIXED      FIXED       COMMON     CAPITAL
                      INCOME         COMMON       INCOME     INCOME      TRUST      PRESERVATION
                      FUND           STOCK        FUND       FUND        FUND       FUND II

ADDITIONS TO NET
ASSETS
 ATTRIBUTED TO:
  Contributions:
   By the Company                     $660,000
   By participating
     employees                         189,866              $741,177    $148,305    $ 95,309
  Interest                               2,369     360,855   426,154      20,324      57,632
  Dividends                             16,889
  Net appreciation
  (depreciation) of
  fair value of
  investments                         (486,882)
                       ---------    ----------   --------- ---------   ---------   ---------
     Total additions                   382,242     360,855 1,167,331     168,629     152,941
                       ---------    ----------   --------- ---------   ---------   ---------

DEDUCTIONS FROM NET
  ASSETS ATTRIBUTED TO:
  Distributions and
    withdrawals
    paid to participants             1,247,364     625,358    670,044    153,453      72,869
  Administrative
  expenses                               1,694      12,251     10,989                  1,010
Less reimbursed
  by Company
                       ----------   ----------    --------   --------   --------    --------
     Total deductions                1,249,058     637,609    681,033    153,453      73,879
                       ----------   ----------    --------   --------   --------    --------
NET INCREASE(DECREASE)
 BEFORE INTERFUND
 TRANSFERS                (866,816)    (276,754)   486,298     15,176      79,062

INTERFUND TRANSFERS    $16,396,122     (198,626)  (461,364) 7,791,753  (1,321,604)(3,116,250)
                       -----------  -----------  ---------  ---------  ---------- ----------
NET INCREASE(DECREASE)  16,396,122   (1,065,442)  (738,118)(7,527,414) 7,806,929  (1,242,542)

NET ASSETS
AVAILABLE FOR
  PLAN BENEFITS:
  Beginning of year                  17,966,080   6,190,323  7,527,414             1,242,542
                       -----------  -----------  ---------- ---------- ---------- ----------
  End of year          $16,396,122  $16,900,638  $5,452,205 $  -       $7,806,929 $  -

  See notes to financial statements.


OCLI 401(K)/ESOP PLAN

STATEMENT OF CHANGES
IN NET ASSETS
AVAILABLE FOR PLAN
BENEFITS WITH FUND
INFORMATION AS OF
DECEMBER 31, 1996




                                                    PIMCO
                        PHOENIX      S & P 500      ADVISORS
                        BALANCED     SEVEN SEAS     OPPORTUNITY     LOANS TO
                        FUND         FUND           FUND "C"        PARTICIPANTS   OTHER     TOTAL
ADDITIONS TO NET
ASSETS
  ATTRIBUTED TO:
  Contributions:
   By the Company                                                                             $  660,000
   By participating
    employees            $317,177      $237,004      $954,134                                  2,682,972
  Interest                  3,229         3,496        11,445         $119,006      $2,229     1,006,739
  Dividends               401,887       142,549     1,407,182                                  1,968,507
  Net appreciation
  (depreciation) of fair
  value ofinvestments    (131,747)      266,099      (746,959)                                (1,099,489)
                         --------      --------    ----------        ---------      ------   -----------
    Total additions       590,546       649,148     1,625,802          119,006       2,229     5,218,729
                         --------      --------    ----------        ---------      ------   -----------

DEDUCTIONS FROM NET ASSETS
  ATTRIBUTED TO:
  Distributions and
  withdrawals paid
   to participants        188,409        47,076      388,807           59,630                  3,453,010
  Administrative
  expenses                  2,297         1,280        7,513            3,285      80,150        120,469
  Less reimbursed
    by Company                                                        (80,150)    (80,150)
                         --------       -------     --------         --------    --------      ---------
  Total deductions        190,706        48,356      396,320           62,915                  3,493,329
                         --------       -------     --------         --------    --------      ---------
NET INCREASE(DECREASE)
 BEFORE INTERFUND
 TRANSFERS                399,840       600,792    1,229,482           56,091       2,229      1,725,400

INTERFUND TRANSFERS    (3,116,250)   (1,398,193)  (9,467,709)         329,583
                       ----------    ----------   ----------         --------    --------
NET INCREASE(DECREASE) (2,716,410)   (1,337,401)  (8,238,227)         385,674       2,229      1,725,400

NET ASSETS AVAILABLE
FOR PLAN BENEFITS:

   Beginning of year    2,716,410      1,337,401   8,238,227        1,099,313       4,564     46,322,274
                       ----------     ----------   ---------       ----------     -------    -----------
   End of year
                       $     -        $     -      $   -           $1,484,987      $6,793    $48,047,667
                       ==========     ==========   =========       ==========      ======    ===========

See notes to financial statements.


OCLI 401(K)/ESOP PLAN
NOTES TO FINANCIAL STATEMENTS YEAR ENDED DECEMBER 31, 1997 AND 1996

1. SUMMARY DESCRIPTION OF PLAN

   The following description of the Optical Coating Laboratory, Inc. (the
   "Company") 401(k)/ESOP Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

   Effective January 1, 1997, the name of the Plan was changed from OCLI
   ESOP+ to OCLI 401(k)/ESOP Plan.  In addition, T. Rowe Price Trust
   Company was appointed trustee of the Plan and T. Rowe Price Retirement
   Plan Services, Inc. was appointed recordkeeper for the Plan.

   GENERAL - The Plan is a defined contribution plan for employees of the Company. Effective January 1, 1997, employees are eligible to participate in the Plan on the participants' employment date. The Plan is subject to the provisions of the Employee Retirement Income Security
   Act of 1974 ("ERISA").

   CONTRIBUTIONS - Under the Section 401(k) provision of the Plan, an eligible employee may contribute from 1% to 15% of his or her salary to the Plan up to $9,500 per year in 1997 and 1996. Contributions by highly compensated employees may be limited by anti-discrimination rules. Effective January 1, 1997, the Company amended the Plan to include a matching contribution and a revision to the annual Company profit-sharing contribution. The matching contribution is equal to 25% of each participant's deferred income contributions for the plan year, not to exceed 6% of the participant's compensation. The annual Company profit-sharing contribution is equal to 5% of the net earnings before taxes of the Company including the Company's share of the net earnings before taxes of its majority owned subsidiaries and joint ventures.
   The annual Company contribution is allocated to eligible participants based on their proportionate percentage of the Company's total matching contributions for the plan year.

   Generally, a participant must be an employee of the Company on December 31 to share in the annual allocation of the Company contribution. However, if an employee retires, dies or terminates due to disability or under OCLI's Voluntary Severance Plans, he or she will receive a Company contribution for the plan year.

   PARTICIPANT ACCOUNTS - Each participating employee's share of the net assets is segregated in an individual account.

   VESTING - Both Company and employee contributions are 100% vested at the time of contribution. Participants may withdraw their employee contributions upon reaching age 59-1/2%, under hardship conditions, or if the participant has borrowed the maximum amount allowed under the Plan (see below). Otherwise, employee and Company contributions may be withdrawn only upon retirement, death or termination of service.
   Benefits are paid in cash and, to the extent so invested, in Company stock.

   LOANS TO PARTICIPANTS - The maximum amount a participant may borrow is the lesser of (i) fifty percent of the total account balance of the participant, (ii) the balance of the participant's employee contribution amount or (iii) $50,000 reduced by the excess of the highest outstanding balance of loans to the participant during the one year period prior to the date of the loan minus the outstanding balance of any loan to the participant on the date on which such loan was made.
   The loan must bear a reasonable rate of interest and the loan term cannot exceed five years unless the loan is for the purpose of a primary residence, in which case, the loan term cannot exceed five years unless the loan is for the purchase of a primary residence, in which case, the loan term cannot exceed fifteen years. A participant may have only one loan outstanding at a time and the minimum loan amount is $500. Loan principal and interest repayments are made via payroll deductions, are credited directly to the participant's account and are invested, at the participant's direction, in one or more of the Plan investment options. If a participant terminates employment, loan principal and interest balances not paid within thirty days are deemed to be taxable distributions from the Plan (see "Income Taxes" below).

   INVESTMENT OPTIONS - Upon enrollment in the Plan, a participant may direct contributions in one or more of the following investment options:

   . Optical Coating Laboratory, Inc. common stock.

   . Travelers Fixed Income Fund which consists of a Travelers Insurance
     Group Annuity Contract.  The contract matures on March 31, 1999.
     Contributions can no longer be invested in this fund.

   . T. Rowe Price Stable Value Common Trust Fund which invests primarily in guaranteed investment contracts.

   . T. Rowe Price Spectrum Income Fund which invests primarily in fixed income securities.

   . T. Rowe Price Balanced Fund which invests primarily in common stocks and fixed income securities.

   . T. Rowe Price Equity Income Fund which invests primarily in common stocks of established companies.

   . T. Rowe Price Mid Cap Growth Fund which invests in U.S. common stocks, foreign securities, convertible securities, and warrants.

   . T. Rowe Price International Stock Fund which invests primarily in common stocks of established non-U.S. companies.

   . T. Rowe Price New Horizons Fund which invests primarily in common stocks of small, rapidly growing companies.

   Employees may change investments or transfer funds from one investment to another on a daily basis. After age 52, employees may transfer a portion of their Company contribution accounts to one of the voluntary investments listed above.

2. SIGNIFICANT ACCOUNTING POLICIES

   BASIS OF ACCOUNTING - The financial statements of the Plan are prepared on the accrual basis.

   USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

   INVESTMENTS - The investments of the Plan are stated at fair value.
   Quoted market prices are used to determine the fair value of investments in Company common stock and mutual funds. Investments in the fixed income funds, under the group annuity contracts, are stated at contract value. Contract value represents contributions made under the contract plus interest at the contract rate. Investments in the money market fund are stated at cost plus accrued interest which is fair value. Participant notes receivable are valued at cost, which approximates fair value.

   Purchase and sales of securities are recorded on a trade date basis.
   Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

   INCOME TAXES - The Plan obtained its latest determination letter in July 1995, in which the Internal Revenue Service stated that the Plan, as amended, meets the requirements of Section 401(a) of the Code an is exempt from federal income tax under Section 501(a) of the Code. The
   Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code, and that the Plan was qualified and the related trust was tax-exempt as of the financial statement date. Therefore, no provision for income taxes has been included in the accompanying financial statements.

   In accordance with Section 401(k) of the Code, employee contributions are made on a pre-tax basis.

   Employee's pre-tax contributions, employer contributions and investment income are taxable to participants upon distribution. Employees' after tax contributions are not taxable upon distribution, however, amounts attributable to earnings on such contributions are subject to income tax.

   Taxable distributions or withdrawals before age 59-1/2 are subject to a 10% federal income tax penalty unless certain exceptions apply.
   Withdrawals qualifying as lump-sum distributions under the Code may be eligible for five or ten year forward averaging. With certain restrictions, employees may continue to defer income taxes on their distributions by investing them in another qualified plan within sixty days of the distribution date. Beginning January 1, 1993, the Plan
   Administrator is required to withhold 20% of the taxable portion of withdrawals for federal income taxes, unless the withdrawals are directly rolled over into another qualified plan or IRA.

   The foregoing abbreviated discussion of the income tax consequences resulting from participation in the Plan is not intended to include all tax aspects of such participation.

   BENEFITS PAYABLE - Benefits are recorded when paid.  As of December 31,
   1997 and 1996, benefits of $432,801 and $14,502, respectively, were due to participants who have withdrawn from participation in the Plan.

3. TERMINATION OF THE PLAN

   Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event the Plan is terminated, all the participant's accounts will be distributed to the participants or their beneficiaries in accordance with their respective interests therein.

4. ADMINISTRATIVE COMMITTEE AND TRUSTEES OF THE PLAN

   The Plan provides for an Administrative Committee to manage and administer the Plan. The four members of the Administrative Committee are appointed by the Board of Directors of the Company. The
   Administrative Committee, as allowed by the Plan, delegated the routine administration of the Plan to T. Rowe Price Retirement Plan Services,
   Inc.

   The Plan also provides for a trustee, whose duties are to safeguard and value trust assets, invest and reinvest trust funds and carry out directions of the Administrative Committee. Beginning January 1, 1997,
   T. Rowe Price Trust Company assumed these duties.  Prior to January 1,
   1997, these duties were performed by Wells Fargo Bank.

5. INVESTMENT CONTRACT WITH INSURANCE COMPANY

   Travelers Fixed Income Fund is a four year contract with a fixed interest rate of 6.45% and fair value of $5,775,888. No employee contributions are being invested in Travelers Fixed Income Fund.

6. FINANCIAL INSTRUMENTS WITH CONCENTRATION OF CREDIT RISK

   Financial instruments which potentially subject the assets in the fund to concentrations of credit risk consist principally of common stock, group annuity contracts, and mutual funds. As described under Investment Options, contributions made by the Company are reinvested in Optical Coating Laboratory, Inc. common stock in accordance with the Plan provisions and cannot be routinely transferred. This creates a greater risk for this segment of plan assets. As the portfolio for the remaining plan assets is well diversified and issuers of the securities are dispersed throughout many industries and geographies, the concentrations of credit risk are limited for this segment of plan assets.

7. PARTY IN INTEREST TRANSACTIONS

   At December 31, 1997 and 1996, the Plan's assets included Optical
   Coating Laboratory, Inc. (the sponsoring Company) common stock as follows:
                                                     1997           1996

Number of shares                                     1,599,947    1,571,428
Cost                                               $11,051,883  $10,221,023
Fair value                                          22,016,601   16,900,638

8. INVESTMENTS
   The fair value or contract value of the investments that represent more than 5% of the Plan's net assets available for benefits are as follows:

                                                      1997          1996

Short-Term income Fund                                         $16,396,122
Optical Coating Laboratory, Inc. common stock     $22,016,601   16,900,638
Travelers Fixed Income Fund                         5,775,888    5,452,205
T. Rowe Price Stable Value Common Trust Fund        8,928,579    7,806,929
T. Rowe Price Balanced Fund                         4,350,332
T. Rowe Price Equity Income Fund                    4,905,394
T. Rowe Price New Horizons Fund                     9,608,697

                                     ******


OCLI 401(K)/ESOP PLAN

ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1997
                               DESCRIPTION
           IDENTITY OF        OF INVESTMENT                COST    FAIR VALUE
           ISSUE

Optical Coating
Laboratory,Inc.               Common stock             11,051,883  22,016,601
Travelers                     Fixed Income Fund,6.45%   5,775,888  5,775,888*
T. Rowe Price                 Stable Value Common Trust 8,928,579   8,928,579
T. Rowe Price                 Spectrum Income Fund        336,055     344,468
T. Rowe Price                 Balanced Fund             3,866,633   4,350,332
T. Rowe Price                 Equity Income Fund        4,487,642   4,905,394
T. Rowe Price                 Mid Cap Growth Fund         726,511     802,530
T. Rowe Price                 International Stock Fund    489,983     450,621
T. Rowe Price                 New Horizons Fund         8,945,655   9,608,697
Loans to participants,
including accrued interest
 (interest rate range
  8%-12%, 240 loans outstanding)                       1,741,312   1,741,312      $           $

Total                                                $46,350,141 $58,924,422

*Represents contract value





OCLI 401(K)/ESOP PLAN

ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS
DECEMBER 31, 1997



                                                                  PURCHASES
IDENTITY OF ISSUE     DESCRIPTION                         NUMBER  COST

Optical Coating
Laboratory,Inc.       Common stock                        63      $11,185,850
T. Rowe Price         Stable Value Common Trust Fund      53       11,427,449
T. Rowe Price         Balanced Fund                       64        4,311,218
T. Rowe Price         Equity Income Fund                  86        4,784,206
T. Rowe Price         New Horizons Fund                   61       11,159,656

There were no reportable sales transactions.




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